Exhibit 99.1
STATS ChipPAC Reports First Quarter 2010 Results
Singapore — 4/27/2010, United States — 4/27/2010 — STATS ChipPAC Ltd. (“STATS ChipPAC” or the “Company” — SGX-ST: STATSChP), a leading semiconductor test and advanced packaging service provider, today announced results for the first quarter 2010.
Tan Lay Koon, President and Chief Executive Officer of STATS ChipPAC, said, “We had a good start to the year. Revenue for first quarter of 2010 of $387.9 million increased by 75.9% over the first quarter of 2009 and declined by 1.7% over prior quarter which was better than seasonal trend. We were also pleased with the successful ramp into high volume of new technologies such as the new embedded Wafer Level Ball Grid Array (eWLB) and the continued growth of our business in advanced technologies such as hybrid flip-chip and wafer level packaging.”
Net income for first quarter of 2010 was $27.5 million or $0.01 of net income per diluted ordinary share, compared to net loss of $51.1 million or $0.02 of net loss per diluted ordinary share in the corresponding quarter a year ago and net income of $33.8 million or $0.02 of net income per diluted ordinary share in the prior quarter.
John Lau, Chief Financial Officer of STATS ChipPAC, said, “Our gross margin in the first quarter of 2010 was 20.0% compared to (1.0)% in the first quarter of 2009 and 21.2% in the prior quarter. Operating margin for first quarter of 2010 was 11.2% of revenue compared to (19.7)% in the first quarter of 2009 and 11.4% in the prior quarter. Capital spending in the first quarter of 2010 was $99.4 million or 25.6% of revenue compared to $9.5 million or 4.3% of revenue in the first quarter of 2009, as we expanded our 300mm eWLB manufacturing capacity. We ended the first quarter of 2010 with cash, cash equivalent and marketable securities of $362.3 million and debt of $451.8 million, compared to $368.1 million and $458.0 million, respectively, as of the fourth quarter of 2009.”
Forward-looking Statements
Certain statements in this release are forward-looking statements that involve a number of risks and uncertainties that could cause actual events or results to differ materially from those described in this release. Factors that could cause actual results to differ include, but are not limited to, general business and economic conditions and the state of the semiconductor industry; prevailing market conditions; demand for end-use applications products such as communications equipment, consumer and multi-applications and personal computers; decisions by customers to discontinue outsourcing of test and packaging services; level of competition; our reliance on a small group of principal customers; our continued success in technological innovations; possible future application of push-down accounting; pricing pressures, including declines in average selling prices; intellectual property rights disputes and litigation; our ability to control operating expenses; our substantial level of indebtedness and access to credit markets; potential impairment charges; availability of financing; changes in our product mix; our capacity utilization; delays in acquiring or installing new equipment; limitations imposed by our financing arrangements which may limit our ability to maintain and grow our business; returns from research and development investments; changes in customer order patterns; shortages in supply of key components; customer credit risks; disruption of our operations; loss of key management or other personnel; defects or

STATS ChipPAC Ltd. Company Registration No.: 199407932D Headquarters: 10 Ang Mo Kio Street 65, #05-17/20 Techpoint, Singapore 569059 www.statschippac.com malfunctions in our testing equipment or packages; rescheduling or cancelling of customer orders; adverse tax and other financial consequences if the taxing authorities do not agree with our interpretation of the applicable tax laws; classification of our Company as a passive foreign investment company; our ability to develop and protect our intellectual property; changes in environmental laws and regulations; exchange rate fluctuations; regulatory approvals for further investments in our subsidiaries; majority ownership by Temasek Holdings (Private) Limited (“Temasek”) that may result in conflicting interests with Temasek and our affiliates; unsuccessful acquisitions and investments in other companies and businesses; labor union problems in South Korea; uncertainties of conducting business in China and changes in laws, currency policy and political instability in other countries in Asia; natural calamities and disasters, including outbreaks of epidemics and communicable diseases, the continued trading and listing of our ordinary shares on the Singapore Exchange Securities Trading Limited (“SGX-ST”); and other risks described from time to time in the Company’s filings with the U.S. Securities and Exchange Commission, including its annual report on Form 20-F dated March 5, 2010. You should not unduly rely on such statements. We do not intend, and do not assume any obligation, to update any forward-looking statements to reflect subsequent events or circumstances.
Our 52-53 week fiscal year ends on the Sunday nearest and prior to December 31. Our fiscal quarters end on a Sunday and are generally thirteen weeks in length. Our first quarter of 2010 ended on March 28, 2010, while our first quarter of 2009 and fiscal year 2009 ended on March 29, 2009 and December 27, 2009, respectively. References to “US GAAP” are to Generally Accepted Accounting Principles as practiced in the United States of America and references to “$” are to the lawful currency of the United States of America.
About STATS ChipPAC Ltd.
STATS ChipPAC Ltd. is a leading service provider of semiconductor packaging design, assembly, test and distribution solutions in diverse end market applications including communications, digital consumer and computing. With global headquarters in Singapore, STATS ChipPAC has design, research and development, manufacturing or customer support offices in 10 different countries. STATS ChipPAC is listed on the SGX-ST. Further information is available at www.statschippac.com. Information contained in this website does not constitute a part of this release.
Investor Relations Contact:
Tham Kah Locke
Vice President of Corporate Finance
Tel: (65) 6824 7788, Fax: (65) 6720 7826
email: kahlocke.tham@statschippac.com
Media Contact:
Lisa Lavin
Deputy Director of Corporate Communications
Tel: (208) 867 9859
email: lisa.lavin@statschippac.com

STATS ChipPAC Ltd. Company Registration No.: 199407932D Headquarters: 10 Ang Mo Kio Street 65, #05-17/20 Techpoint, Singapore 569059 www.statschippac.com

STATS ChipPAC Ltd.
Condensed Consolidated Statements of Operations
(In thousands of U.S. Dollars, except share and per share data)
(Unaudited)

	Three Months Ended
	March 29,	March 28,
	2009	2010
Net revenues	$220,493	$387,947
Cost of revenues	(222,663)	(310,270)

Gross profit (loss)	(2,170)	77,677

Operating expenses:
Selling, general and administrative	20,607	22,583
Research and development	7,625	11,538
Restructuring charges	12,933	—

Total operating expenses	41,165	34,121

Operating income (loss)	(43,335)	43,556
Other income (expenses), net	(8,633)	(7,864)

Income (loss) before income taxes	(51,968)	35,692
Income tax expense	(420)	(6,983)

Net income (loss)	(52,388)	28,709
Less: Net (income) loss attributable to the noncontrolling interest	1,321	(1,259)

Net income (loss) attributable to STATS ChipPAC Ltd.	$(51,067)	$27,450

Net income (loss) per ordinary share attributable to STATS ChipPAC Ltd.:
Basic	$(0.02)	$0.01
Diluted	$(0.02)	$0.01

Ordinary shares (in thousands) used in per ordinary share calculation:
Basic	2,202,218	2,202,218
Diluted	2,202,218	2,202,238

Key Ratios and Information:
Gross Margin	(1.0)%	20.0%
Operating Expenses as a % of Revenue	18.7%	8.8%
Operating Margin	(19.7)%	11.2%

Depreciation & Amortization, including Amortization of Debt Issuance Costs	$66,655	$67,815
Capital Expenditures	$9,493	$99,387

STATS ChipPAC Ltd. Company Registration No.: 199407932D Headquarters: 10 Ang Mo Kio Street 65, #05-17/20 Techpoint, Singapore 569059 www.statschippac.com

STATS ChipPAC Ltd.
Condensed Consolidated Balance Sheets
(In thousands of U.S. Dollars)

	December 27,	March 28,
	2009	2010
		(Unaudited)
ASSETS
Current assets:
Cash, cash equivalents and marketable securities	$351,195	$345,199
Accounts receivable, net	208,766	238,366
Inventories	61,859	62,862
Other current assets *	52,215	47,851

Total current assets	674,035	694,278

Marketable securities	16,929	17,148
Property, plant and equipment, net	1,115,497	1,149,665
Investment in equity investee	7,743	7,736
Goodwill and intangible assets	591,125	591,595
Other non-current assets *	21,611	18,273

Total assets	$2,426,940	$2,478,695

LIABILITIES AND SHAREHOLDERS’ EQUITY
Current liabilities:
Accounts and other payables	$182,704	$212,539
Other current liabilities	103,394	95,899
Short-term debts	224,786	219,432

Total current liabilities	510,884	527,870
Long-term debts	233,181	232,358
Other non-current liabilities	59,329	62,449

Total liabilities	803,394	822,677

STATS ChipPAC Ltd. shareholders’ equity	1,564,669	1,595,060

Noncontrolling interest	58,877	60,958

Total liabilities and equity	$2,426,940	$2,478,695

*	Includes $0.4 million of non-current restricted cash as of December 27, 2009, and $0.3 million of current restricted cash and $0.4 million of non-current restricted cash as of March 28, 2010.

STATS ChipPAC Ltd. Company Registration No.: 199407932D Headquarters: 10 Ang Mo Kio Street 65, #05-17/20 Techpoint, Singapore 569059 www.statschippac.com

STATS ChipPAC Ltd.
Other Supplemental Information
(Unaudited)

	1Q 2009	4Q 2009	1Q 2010
Net Revenues by Product Line
Packaging — laminate	56.5%	56.7%	55.5%
Packaging — leaded	16.7%	15.2%	15.3%
Test and other services	26.8%	28.1%	29.2%

	100.0%	100.0%	100.0%

Net Revenues by End User Market
Communications	50.4%	48.8%	52.3%
Personal Computers	12.3%	17.7%	15.4%
Consumer, Multi-applications and Others	37.3%	33.5%	32.3%

	100.0%	100.0%	100.0%

Net Revenues by Region
United States of America	80.1%	65.5%	61.5%
Europe	5.4%	8.3%	12.8%
Asia	14.5%	26.2%	25.7%

	100.0%	100.0%	100.0%

Number of Testers	954	962	929
Number of Wirebonders	4,607	4,538	4,538

Overall Equipment Utilization Rate	33%	64%	63%

STATS ChipPAC Ltd. Company Registration No.: 199407932D Headquarters: 10 Ang Mo Kio Street 65, #05-17/20 Techpoint, Singapore 569059 www.statschippac.com